Exhibit 12.1

NSTAR Electric Company

Computation of Ratio of Earnings to Fixed Charges

Year Ended December 31, 2011

(in thousands)

Net income from continuing operations	$252,494
Less: equity income from investees	501
Plus: distributed income of equity investees	676
Income taxes	165,686
Fixed charges (including securitization certificates)	76,176

Total	$494,531

Interest expense	$69,569
Interest component of rentals (estimated as one-third of rental expense)	6,607

Total	$76,176

Ratio of earnings to fixed charges	6.49